Exhibit No. 24

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION


Niagara Mohawk Holdings, Inc.                            File No. _____________

                                NOTICE OF FILING


         Take notice that on July __, 1998, Niagara Mohawk Holdings, Inc., a New York corporation ("Holdings"), filed an application seeking authorization from the Commission under Sections 3(a)(1), 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"), in connection with the proposed corporate reorganization of Niagara Mohawk Power Corporation ("Niagara Mohawk"), a New York electric and gas utility company.


         The application requests authorization (i) to acquire all of the outstanding shares of common stock of Niagara Mohawk ("Niagara Mohawk Common Stock") pursuant to a Plan of Exchange ("Plan of Exchange"), and (ii) to engage in the proposed transactions described in the application, which will result in Holdings indirectly owning or controlling all of the outstanding Niagara Mohawk Common Stock, 86% of the outstanding common stock of Beebee Island Corporation ("Beebee Island"), a New York corporation, 67% of the outstanding common stock of Moreau Manufacturing Corporation ("Moreau"), a New York corporation, and 50% of Canadian Niagara Power Company Limited ("CNP"), a Canadian corporation, each of which is an "electric utility company" for purposes of the 1935 Act. In addition, the application requests an order exempting Holdings and each of its subsidiary companies from all provisions of the 1935 Act (except for Section 9(a)(2) thereof).



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         Under the terms of the Plan of Exchange, all of the outstanding shares of common stock of Holdings ("Holdings Common Stock"), which will then be owned by Niagara Mohawk, will be canceled and all of the outstanding shares of Niagara Mohawk Common Stock will be exchanged on a share-for-share basis for Holdings Common Stock ("Share Exchange"). Upon consummation of the Share Exchange, each person who owned Niagara Mohawk Common Stock immediately prior to the Share Exchange will own a corresponding number of shares and percentage of the outstanding Holdings Common Stock, and Holdings will own all of the outstanding shares of Niagara Mohawk Common Stock.


         As an additional aspect of the proposed holding company restructuring, after the effective time of the Share Exchange, certain of Niagara Mohawk's existing non-utility subsidiaries will be transferred to Holdings and become subsidiaries of Holdings. Niagara Mohawk's principal non-utility subsidiaries participate in real estate development of property formerly owned by Niagara Mohawk (NM Holdings), and in energy-related services (Opinac North America, Inc. and its subsidiaries). In addition, Niagara Mohawk holds a single-purpose subsidiary, NM Receivables Corp. II, established to facilitate the sale of an undivided interest in a designated pool of customer receivables.


         Niagara Mohawk, a regulated public utility incorporated under the laws of the State of New York, is engaged principally in the business of generating, purchasing, transmitting and distributing electricity, and purchasing, transporting and distributing natural gas. Niagara Mohawk is currently exempt from registration as a holding company under Section 3(a)(2) of the




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1935 Act because it is predominantly a public utility company whose operations are confined to New York State.


         Holdings was incorporated under the laws of the State of New York for the purpose of carrying out the proposed transactions described in this application. Holdings is currently a direct, wholly-owned subsidiary of Niagara Mohawk. Holdings does not currently own any utility assets and currently is not a "public utility company" or a "holding company" for purposes of the 1935 Act.


         Holdings, which will indirectly own or control all of the outstanding common stock of Niagara Mohawk, 86% of the outstanding common stock of Beebee Island, 67% of the outstanding common stock of Moreau and 50% of CNP after the effective time of the Share Exchange, will require Commission approval under
Section 9(a)(2) of the 1935 Act. In addition, Holdings is seeking a Commission order declaring it exempt from all provisions of the Act except Section 9(a)(2).


         The shares of Niagara Mohawk Preferred Stock issued and outstanding immediately prior to the Share Exchange will not be converted or otherwise affected by the Share Exchange and will continue as equity securities of Niagara Mohawk with the same preferences, designations, relative rights, privileges and powers, and subject to the same restrictions, limitations and qualifications, as were applicable to such securities prior to the Share Exchange.



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         The Share Exchange will not result in any change in the outstanding indebtedness of Niagara Mohawk which will continue to be obligations of Niagara Mohawk after the Share Exchange. Niagara Mohawk's first mortgage bonds will continue to be secured by a first mortgage lien on all of the properties of Niagara Mohawk that are currently subject to such lien. Such indebtedness will be neither assumed nor guaranteed by Holdings in connection with the Share Exchange.


         The reorganization is an integral part of implementation of the comprehensive rate and restructuring plan for Niagara Mohawk that was recently approved by the New York State Public Service Commission ("PSC"), hereinafter referred to as PowerChoice. PowerChoice is intended to further the PSC's stated goals in restructuring the utility industry in New York State into a competitive energy marketplace. See PSC Opinion No. 96-12 in Case 94-E-0952 issued May 20, 1996 (168 P.U.R. 4th 515). The proposed holding company structure is intended to provide Niagara Mohawk and its subsidiaries with the financial and regulatory flexibility to compete more effectively in an increasingly competitive energy industry by providing a structure that can accommodate both regulated and unregulated lines of business.


         Holdings asserts that, following the consummation of the proposed restructuring, it would be a public-utility holding company entitled to an exemption under Section 3(a)(1) of the Act because it and each of its public-utility subsidiaries from which it would derive a material part of its income would be incorporated in the State of New York, would be predominately intrastate in character and would carry on their business substantially within the State of New York.




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         All interested persons are referred to the application for complete statements of the proposed reorganization summarized above. The application is available for public inspection through the Commission's Office of Public Reference.


         Interested persons wishing to comment or request a hearing on the application should submit their views in writing by __________, _____, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the relevant applicants at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application, as filed or as amended, may be granted.





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